UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934


                                TRSG CORPORATION

                                (Name of Issuer)


                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   74315V 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Rick Bailey
                                TRSG Corporation
                            500 East Cheyenne Avenue
                          North Las Vegas, Nevada 89030
                                 (702) 399-4328
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
               authorized to receive notices and communications)


                                January 10, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).



Check the following box if a fee is being paid with the statement (   ).

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



                                  SCHEDULE 13D

CUSIP No. 74315V 10 6                                          Page 1 of 3 Pages


1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Hudson Consulting Group, Inc.

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP   (A)  ( x )
                                                                      (B)  (   )

3)       SEC USE ONLY


4)       SOURCE OF FUNDS


5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E).             [   ]


6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Hudson Consulting Group, Inc. is a corporation organized under laws of the State of Nevada.

                           7)       SOLE VOTING POWER             2,859,461
NUMBER OF
SHARES
                           -----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER           2,953,481
OWNED BY
EACH
                           -----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER          859,461
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER        953,481


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     859,461

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      5.27%

14)      TYPE OF REPORTING PERSON
         CO


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



                                  SCHEDULE 13D


CUSIP No. 74315V 10 6                                          Page 2 of 3 Pages


1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Oasis International Hotel & Casino, Inc.

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP   (A)  ( x )
                                                                      (B)  (   )

3)       SEC USE ONLY


4)       SOURCE OF FUNDS


5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E).             [   ]


6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Oasis International Hotel & Casino, Inc. is a corporation organized under laws of the State of Nevada.

                           7)       SOLE VOTING POWER                    54,000
NUMBER OF
SHARES
                           -----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER                2,953,481
OWNED BY
EACH
                           -----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER               54,000
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER             953,481


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     54,000

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      0.33%

14)      TYPE OF REPORTING PERSON
         CO




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



                                  SCHEDULE 13D

CUSIP No. 74315V 10 6                                          Page 1 of 3 Pages


1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Richard Surber

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP   (A)  ( x )
                                                                      (B)  (   )

3)       SEC USE ONLY


4)       SOURCE OF FUNDS


5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E).             [   ]


6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Richard Surber is an individual resident of the State of Utah.

                           7)       SOLE VOTING POWER                  40,020
NUMBER OF
SHARES
                           -----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER              2,953,481
OWNED BY
EACH
                           -----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER             40,020
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER          953,481


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     40,020

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     0.245%

14)      TYPE OF REPORTING PERSON
         IN


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



Item 1.  Security and Issuer

This amended schedule relates to the common stock, par value $0.001 per share, of TRSG Corporation ("Common Stock"). TRSG Corporation, a Delaware corporation, (fka Professional Wrestling Alliance Corporation) has its principal executive offices located at 500 East Cheyenne Avenue, North Las Vegas, Nevada 89030. ("Issuer").

Item 2.  Identity and Background

(a) This statement is filed by Hudson Consulting Group, Inc.("Hudson"), Oasis International Hotel & Casino, Inc. ("Oasis") and Richard D. Surber ("Surber").

(b) The principal business address for Hudson, Oasis and Surber is 268 West 400 South, Salt Lake City, Utah 84101.

(c) Hudson is a wholly owned subsidiary of Axia Group, Inc. and generally provides consulting service to third parties. Oasis is a majority owned subsidiary of Axia Group, Inc. and holds an interest in real estate located in Elko County, Nevada. Surber is the President of Hudson, Oasis and Axia Group, Inc..

(d) Hudson, Oasis and Surber have not been convicted in a criminal proceeding during the last five years.

(e) During the last five years, Hudson, Oasis and Surber have not been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to an Agreement entered into between Issuer and Hudson October 16, 2000 and amended on January 9, 2001 ("Agreement") and attached hereto as Exhibit "A", issuer agreed to issue 500,000 shares of common stock to Hudson in exchange for Hudson's services provided to facilitate its transactions with Gateway Distributors, Ltd.

Item 4.  Purpose of Transaction

The following discussion states the purpose or purposes of the acquisition the Issuer's securities and describes any plans or proposals resulting in material transactions with the Issuer. Issuer and Gateway Distributors, Ltd. agreed to transfer the operations of Gateway known as The Right Solution to Issuer in exchange for the transfer of a controlling interest in the Issuer to Gateway. Gateway agreed with Hudson to use its services to assist with the transfer and to secure the payment of those services with 2,000,000 of the issuer's common stock it was to receive. The Issuer delivered to Hudson 500,000 shares of common stock as partial payment for Hudson's services.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover page.

(b) The powers of the reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) No person aside from the reporting person listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Gateway Distributors Inc. has pledged 2,000,000 shares of the Issuer's common stock to Hudson to secure the payment to Hudson of $350,000 due to it under the terms of the Addendum of the October 16, 2000 Consulting Agreement. Hudson holds a proxy as to these shares until such time as the obligation is paid and such voting rights expired. There are no other current contracts, arrangements, understandings, or relationships with respect to the securities of the issuer that will result in any issuance to the reporting parties.

Item 7.  Material to Be Filed as Exhibits.

Agreement entered into between TRSG Corporation and Hudson Consulting Group, Inc. dated October 6, 2000 and Addendum to Agreement dated October 16, 2000 between TRSG Corporation and Hudson Consulting Group, Inc. dated January 9, 2001.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Hudson Consulting Group, Inc.
                                        a Nevada corporation

Date:  2/23/2001                                 By:   /s/ Richard D. Surber
      ----------------------------------     -----------------------------------
                                                  Richard D. Surber
                                                     Its: President

                                        Oasis International Hotel & Casino, Inc.
                                        a Nevada corporation

Date:  2/23/2001                                  By:  /s/ Richard D. Surber
      ----------------------------------     -----------------------------------
                                                  Richard D. Surber
                                                     Its: President

Date:  2/23/2001                               /s/ Richard D. Surber
       --------------------------------   -------------------------------------
                                                  Richard Surber, Individually

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).



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